Exhibit 99.10

Ref.: 4235.19161

March 12, 2014

Bellatrix Exploration Ltd.

2300, 530 Eighth Avenue SW

Calgary, AB T2P 3S8

Consent of Independent Petroleum Engineers

We refer to our report dated March 4, 2014 and effective as of December 31, 2013, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Bellatrix Exploration Ltd. ("Bellatrix") effective as at December 31, 2013 (the "Report").

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in: Bellatrix's Annual Report on Form 40-F for the year ended December 31, 2013, filed or to be filed with the United States Securities and Exchange Commission.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original Signed by Geoff Beatson

Geoff Beatson, P.Eng., C.A.M.
Sr. Engineering Advisor and Partner

Enclosure(s)

GWB:ssr

P:\Bellatrix 19161 YE 2013\1Project Management\Public Reporting & Audits\AIF & Reserves\GWB 03 12 2014.docx